UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GREENLITE VENTURES INC.
(Name of Registrant as Specified in its charter)

NEVADA	000-51773	91-2170874
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

810 Peace Portal Drive, Suite 201
Blaine, WA 98230
(Address of principal executive offices)

(360) 318-3028
Issuer's telephone number

N/A
(Former name, former address and former fiscal year, if changed since last report)

GREENLITE VENTURES INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND
NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GREENLITE VENTURES INC.

GENERAL

This Information Statement is being mailed commencing on or about February 6, 2008 by Greenlite Ventures Inc. (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.001 per share in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1.

On February 4, 2008, John Curtis, the Chief Executive Officer, President and the sole director of the Company, entered into a Stock Transfer Agreement with Howard Thomson (the “Stock Transfer Agreement”). Under the terms of the Stock Transfer Agreement, Mr. Curtis has agreed to sell 4,980,000 shares of the Company’s common stock to Mr. Thomson, in consideration of which, Mr. Thomson has agreed to pay $4,980, being $0.001 per share, to Mr. Curtis (the “Share Transfer”).

Upon closing of the Share Transfer, it is anticipated that Mr. Thomson will replace Mr. Curtis as the sole director of the Company and as the Company’s Chief Executive Officer and President. In addition, Mr. Thomson will replace Douglas King as the Company’s Chief Financial Officer, Secretary and Treasurer. The resignations of Mr. Curtis and Mr. King and the appointment of Mr. Thomson will not be effective until at least 10 days have passed after this Information Statement is mailed or delivered to all the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of February 4, 2008 (the “Record Date”), there were 10,866,666 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of the Record Date by: (i) each of the Company’s directors and each of the Company’s named executive officers as defined under Item 402(a)(2) of Regulation SB; (ii) the Company’s named executive officers and directors as a group; and (iii) each person (including any group) known to the Company to own more than 5% of any class of the Company’s voting securities. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
Security Ownership of Management
Common Stock	John Curtis	5,001,000	46.0%
	Chief Executive Officer, President	Direct
	and Director
	2227 Haywood Avenue
	West Vancouver, British Columbia
Common Stock	Douglas King	2,000	*
	Chief Financial Officer, Secretary	Direct(2)
	and Treasurer
	810 Peace Portal Drive, Suite 201
	Blaine, Washington
Common Stock	All Officers and Directors as a	5,003,000	46.0%
	Group (2 persons)
Security Ownership of Certain Beneficial Owners
Common Stock	Gordon King	2,500,000	23.0%
	H65 Eaton Square	Direct
	London, England(3)
Common Stock	John Curtis	5,001,000	46.0%
	Chief Executive Officer, President	Direct
	and Director
	2227 Haywood Avenue
	West Vancouver, British Columbia
Common Stock	Howard Thomson	4,980,000(4)	45.8%
	Brookside, Ballymabin	Direct
	Dunmore East, County Waterford
	Ireland

Notes
(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. As of February 4, 2008 (the “Record Date”), there were 10,866,666 shares of the Company’s common stock issued and outstanding.

(2)	Includes 1,000 shares held in the name of Mr. King and 1,000 shares held in the name of Mr. King’s spouse Ruth King.
(3)	Douglas King is the father of Gordon King.
(4)	Those shares noted as being beneficially owned by Howard Thomson represent those shares that Mr. Thomson will acquire upon closing of the Share Transfer.

CHANGES IN CONTROL

Upon completion of the Share Transfer, there will be a change in control of the Company. Mr. Thomson has agreed to pay $4,980, being $0.001 per share, to Mr. Curtis for 4,980,000 shares of the Company’s common stock.

Upon closing the Share Transfer, it is anticipated that Mr. Thomson will replace Mr. Curtis as the sole director of the Company and as the Company’s the Chief Executive Officer and President. In addition, Mr. Thomson will replace Mr. King as the Chief Financial Officer, Secretary and Treasurer of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that the Share Transfer will close on or about February 16, 2008 (the “Closing Date”), which is no less than 10 days after the date that this Information Statement is being mailed or delivered to the Company’s stockholders. On the Closing Date, Mr. Thomson is expected to replace Mr. Curtis as the sole director of the Company and as the Company’s Chief Executive Officer and President. It is also anticipated that Mr. Thomson will replace Mr. King as the Company’s Chief Financial Officer, Secretary and Treasurer.

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position(s)
John Curtis (current)	48	Chief Executive Officer, President and Director

Douglas King (current)	75	Chief Financial Officer, Secretary and Treasurer

Howard Thomson (proposed)	62	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

Set forth below is a brief description of the background and business experience for at least the past five years of each of the listed executive officers and directors.

John Curtis is the Company’s President, Chief Executive Officer, and the sole member of the Board of Directors and has served in those capacities since January 1, 2003. Mr. Curtis has been employed since 1994 as a designer specializing in the field of electrical design and drafting. From 2000 to 2004, Mr. Curtis was employed as an electrical designer with Cochrane Group Inc., a company which provides integrated, multi-discipline engineering and project management services across Canada and the U.S. From 2004 to present, Mr. Curtis has been employed by PBA Engineering, where he is involved in the design of security systems and camera installations for the Vancouver Ports and the Ministry of British Columbia.

Douglas King is the Company’s Secretary and Treasurer, and has served in those capacities since January 1, 2003 and October 31, 2002, respectively. Mr. King is also the Company’s Chief Financial Officer. In 1961, Mr. King formed Douglas King Agencies Ltd. (“DKA”) which serves as a manufacturer‘s agent in the Provinces of British Columbia and Alberta, Canada, and also provides property development services and assistance with construction projects in Canada. Mr. King has been self-employed as the principal of DKA since 1961.

Howard Thomson was employed from 1981 to 1998 in senior management positions with the Bank of Montreal, including 5 years as Branch Manager, 4 years as Regional Marketing Manager and 5 years as Senior Private Banker. Mr. Thomson retired from the Bank of Montreal in 1998. From February, 1999 to August 2006, Mr. Thomson served as a director and officer of Royalite Petroleum Company Inc. (formerly Worldbid Corporation), a public company quoted on the OTC Bulletin Board, specializing in international business-to-business and government-to-business facilitation service. Mr. Thomson serves as the sole executive officer and sole director of Terrace Ventures Inc., a public company quoted on the OTC Bulletin Board, engaged in the exploration of mineral properties.

TERMS OF OFFICE

The Company’s directors are appointed for one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

LEGAL PROCEEDINGS INVOLVING DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters; and
  Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

Pursuant to Rule 405 of the Securities Act, Mr. Curtis may be deemed to be a promoter of the Company promoter by virtue of his role in founding and organizing the Company. Mr. Curtis has not entered into any agreement with the Company in which he is to receive from the Company or provide to it anything of value.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (the “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. The Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

DIRECTOR INDEPENDENCE

The Company’s common stock is quoted on the OTC Bulletin Board interdealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. As such, the Company’s sole director, John Curtis, cannot be classified as independent directors under this definition.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES

The Company does not have standing audit, nominating or compensation committees of its Board of Directors. As such, the Company’s entire Board of Directors performs these functions. The Company does not have charters for any of the above committees.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

As at the Company’s year ended March 31, 2007, the Company has not paid any compensation to Mr. Curt White, the Chief Executive Officer, President and Director of the Company, or Douglas King, the Chief Financial Officer, Secretary and Treasurer of the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The Company has not granted any equity awards since its inception.

EMPLOYMENT CONTRACTS

On November 7, 2007, the Company entered into a management consulting agreement with John Curtis. Pursuant to the terms of the agreement, Mr. Curtis is to be paid consulting fees of $500 per month, in consideration for acting as the Company’s Chief Executive Officer and President. The term of the agreement is for a period of two years expiring at the close of business on November 7, 2009, unless otherwise terminated pursuant to the terms of the agreement or extended by the Board of Directors.

Other than as described above, the Company has no employment contracts, termination of employment or change-in-control arrangements with any of its executive officers or directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

GREENLITE VENTURES INC.

Dated: February 6, 2008
/s/ John Curtis
____________________________________________________
JOHN CURTIS
Chief Executive Officer, President and
Director